FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the period 1 February to 13 February 2003

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY
(Translation of the Registrant’s name into English)

25 Berkeley Square
LONDON
W1J 6HB
England
(Address of principal executive offices)

CADBURY SCHWEPPES PUBLIC LIMITED COMPANY

FORM 6-K: TABLE OF CONTENTS

99.1	Notification of Interests of Directors and Connected Persons – D J Kappler, 4 February 2003

99.2	Notification of Interests of Directors and Connected Persons – J M Sunderland, 6 February 2003

99.3	2002 Preliminary Results Announcement, 12 February 2003

99.4	Acquisition Update, 13 February 2003

99.5	Acquisition of Adams Circular to Shareholders, 12 February 2003

99.6	Letter to Shareholders re Electronic Shareholder Communications, 12 February 2003

99.7	Letter to Shareholders re Dividends in Foreign Currencies, 12 February 2003

99.8	Notification of Major Interests in Shares, 13 February 2003

FORM 6-K

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Cadbury Schweppes Public Limited Company

(Registrant)

Signed:	J M Mills
Head of Secretariat

Dated:	13 February 2003